January 28, 2010

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E

Washington, DC 20549

Re:	California Micro Devices Request for Withdrawal of Post-Effective Amendment No. 1
(“Amendment”) to Registration Statement on Form S-3
(Registration No. 333-91073) (the “Registration Statement”)

Ladies and Gentlemen:

On January 27, 2010 California Micro Devices (the “Company”) filed with the Securities and Exchange Commission (the “Commission”) the Amendment to the Registration Statement. The Amendment was intended to deregister and remove all securities that were registered for issuance that remain unsold under the Registration Statement.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Company hereby requests the withdrawal of the Amendment. This withdrawal is requested because the Company had previously requested the withdrawal of the Registration Statement on April 19, 2000, and, as a result, inadvertently filed the Amendment.

I appreciate your assistance in this matter. Please feel free to contact me at (602) 244-6600, if you have any other questions.

Very Truly Yours,

California Micro Devices Corporation

By:	/s/ Donald A. Colvin
Name:	Donald A. Colvin
Title:	Director and Treasurer